

16013651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

724-745-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 (Address), Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Betty H. Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc, as of December 31, 20 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
John P. Bucek, Notary Public
Cecil Twp., Washington County
My Commission Expires Sept. 9, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Betty H. Rainier
Signature

Secretary / Treasurer
Title

John P. Bucek
Notary Public

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beaconsfield Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Beaconsfield Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2015


Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying statement of financial condition of Beaconsfield Financial Services, Inc. (a Pennsylvania corporation), as of December 31, 2015, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Beaconsfield Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computations of Net Capital and Aggregate Indebtedness and Schedule of Operating and General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Beaconsfield Financial Services, Inc.'s financial statements. This supplementary information is the responsibility of Beaconsfield Financial Services, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and Schedule of Operating and General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016

Financial Statements

Beaconsfield Financial Services, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 133,576
Accounts receivable	144,600
Deposit with clearing organization	25,000
Due from related party	3,000
Prepaid income taxes	1,705
Marketable securities	127,794
Furniture and fixtures, at cost, less accumulated depreciation of $64,202	8,532
	$ 444,207

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 139,287
Accrued payroll and related withholdings	1,711
Deferred income taxes payable	11,961
Accounts payable and accrued expenses	115,967
Total Liabilities	268,926
Stockholders' Equity:	
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding	19,000
Retained earnings	123,851
Accumulated other comprehensive income:	
Unrealized gain on marketable securities	32,430
	175,281
	$ 444,207

Beaconsfield Financial Services, Inc.

Statement of Income and Comprehensive Income

Year Ended December 31, 2015

Revenues:	
Commission revenues	$ 2,377,829
Other revenues	1,133
	2,378,962
Expenses:	
Operating expenses	2,287,258
General and administrative expenses	93,723
Depreciation expense	2,339
	2,383,320
Net Loss From Operations	(4,358)
Other Income:	
Gain on sale of marketable securities	1,048
Other investment income	5,018
	6,066
Earnings Before Income Taxes	1,708
Income Taxes	(116)
Net Earnings	1,824
Other Comprehensive Income:	
Unrealized gain on marketable securities	1,280
Less: deferred income tax effect	257
Total Other Comprehensive Income	1,023
Total Comprehensive Income	$ 2,847

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2015

Common Stock:	
Balance, January 1 and December 31	$ 19,000
Retained Earnings:	
Balance, January 1	122,027
Net earnings for the year	1,824
Balance, December 31	123,851
Accumulated Other Comprehensive Income, net of income tax:	
Balance, January 1	31,407
Unrealized holding gain arising during the year on marketable securities	1,556
Prior unrealized gain recognized during year	(816)
Prior unrealized loss recognized during year	283
Balance, December 31	32,430
	$ 175,281

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net earnings	$ 1,824
Adjustments to reconcile net earnings to net cash used by operating activities:	
Depreciation expense	2,339
Deferred income taxes	(596)
Gain on sale of marketable securities	(1,048)
Reinvested investment income	(3,908)
(Increase) decrease in:	
Accounts receivable	(4,850)
Prepaid income taxes	480
Increase (decrease) in:	
Commissions payable	(35,710)
Accrued payroll and related withholdings	(29)
Accounts payable and accrued expenses	73,684
Net cash provided by operating activities	32,186
Cash flows from investing activities:	
Proceeds from sale of marketable securities	24,849
Purchase of marketable securities	(18,348)
Due from related party, net	(1,000)
Net cash provided by investing activities	5,501
Net Increase in Cash and Cash Equivalents	37,687
Cash and Cash Equivalents, beginning of year	95,889
Cash and Cash Equivalents, end of year	$ 133,576

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2015

1. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2015, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2015, the clearing deposit account amounted to $25,000, and is listed separately on the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review

The Company has evaluated subsequent events through February 12, 2016, which is the date the financial statements were available to be issued.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

2. Summary of Significant Accounting Policies (Continued)

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

2. Summary of Significant Accounting Policies (Continued)

Marketable Securities

Equity securities are classified as "available-for-sale" and are reported at their fair values based upon quoted market prices. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation

Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $11,313 for the year ended December 31, 2015.

Compensated Absences

The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2015.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note 8) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions.

3. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2015, the Company did not exceed the insured limit.

4. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

5. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from Rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under Rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

6. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2015, the Company had net capital of $135,472, and a net capital ratio (aggregate indebtedness divided by net capital) of 1.99 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2015, there were no material differences.

7. Marketable Securities

Marketable securities consist of shares of American Century Quantitative Disciplined Growth Plus A Fund, shares of NASDAQ OMX Group, Inc. common stock, shares of MFS SER TR VI Utilities Fund and shares of Franklin Utilities A Fund and are classified by the Company as "available-for-sale". Cost, unrealized gain, and fair value, as of December 31, 2015, are as follows:

Marketable securities, at cost	$	85,407
Net unrealized gains		42,387
Fair value	$	127,794

The unrealized gains are reported, net of tax ($9,957 in 2015), as accumulated other comprehensive income in stockholders' equity. The marketable securities are included in current assets on the statement of financial condition. During the year ended December 31, 2015, 1,035 shares of MFS SER TR VI Utilities Fund were sold for $20,000, resulting in a gross realized gain of $1,335 and 223 shares of Allianz GI NFJ International Valve A Fund were sold for $4,849 resulting in a gross loss of $287.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2015, the Company's open audit periods are 2012 through 2015 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

The provision for income taxes in the statement of income and comprehensive income for the year ended December 31, 2015, consists of the following components:

Currently payable	$	480
Deferred		(596)
	$	(116)

9. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $102,323 for the year ended December 31, 2015.

10. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which was extended for an additional five-year term beginning in June 2013 and provides for monthly lease payments of $2,744. The lease is renewable for an additional five years following the May 31, 2018 termination date, at a lease rate mutually agreeable. For the year ended December 31, 2015, rent expense under this lease amounted to $28,928.

During 2015, the Company was reimbursed $4,000, by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31		
2016	$	32,929
2017		32,929
2018		13,721
	$	79,579

11. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Mutual funds	$ 52,173	$ 52,173	$ -	$ -
Domestic equities	75,621	75,621	-	-
	$ 127,794	$ 127,794	$ -	$ -

Supplementary Information

Beaconsfield Financial Services, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2015

Net Capital:	
Total stockholders' equity	$ 175,281
Deductions:	
Due from related party	3,000
Prepaid income taxes	1,705
Property and equipment	8,532
Total non-allowable assets	13,237
Net Capital Before Haircuts on Security Positions	162,044
Haircuts on Securities:	
Other securities	19,592
Undue concentrations	6,980
Total Haircuts on Securities	26,572
Net Capital	135,472
Net Capital Requirements	50,000
Net Capital in Excess of Minimum Requirements	$ 85,472
Aggregate Indebtedness	$ 268,926
Ratio of Aggregate Indebtedness to Net Capital	1.99

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	135,472
Audit Adjustments		-
Changes to Non-Allowable Assets:		
Due from related party		3,000
Prepaid income taxes		1,705
		4,705
Net Capital Per Broker/Dealer's Unaudited Part II	$	140,177

Beaconsfield Financial Services, Inc.

Schedule of Operating and General and Administrative Expenses

Year Ended December 31, 2015

Operating Expenses:	
Advertising	$ 11,313
Commissions	1,636,077
Insurance	26,745
Internet access	4,343
Payroll taxes	27,320
Regulatory expenses	19,210
Rent	28,928
Repairs and maintenance	1,814
Retirement plan	102,323
Selling expense	8,848
Telephone	7,649
Wages	412,688
	$ 2,287,258
General and Administrative Expenses:	
Auto expense	$ 13,632
Bank service charges	95
Contributions	849
Dues and subscriptions	6,129
Employee benefits	29,722
Legal and accounting	10,230
Miscellaneous	82
Office supplies and expense	12,414
Postage	6,829
Quotes - exchange fees	6,570
Travel and entertainment	7,171
	$ 93,723

See Report of Independent Registered Public Accounting Firm.



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii), in which (1) Beaconsfield Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beaconsfield Financial Services, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (the "exemption provisions") and (2) Beaconsfield Financial Services, Inc. stated that Beaconsfield Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beaconsfield Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beaconsfield Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016



Beaconsfield Financial Services, Inc.

Southpointe Business Park
160 Technology Drive, Suite 101
Canonsburg, PA 15317
724-745-6800 • Fax: 724-745-6886
BeaconsfieldFinancial.com • Member: FINRA & SIPC

Beaconsfield Financial Services, Inc.

Statement of Exemption from SEC Rule 15c3-3(k) (2)(ii)

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

To the best knowledge and belief of Beaconsfield Financial Services, Inc., Beaconsfield Financial Services, Inc. has met the provision in #240.15c3-3(k) under which we claimed an exemption for the fiscal year ending 12/31/2015 without exception.

Betty H. Rainier
Secretary/Treasurer



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Beaconsfield Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Beaconsfield Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Beaconsfield Financial Services, Inc.'s management is responsible for Beaconsfield Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Damratoski & Company PC
Certified Public Accountants

February 12, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1675*********************MIXED AADC 220
030993 FINRA DEC
BEACONSFIELD FINANCIAL SERVICES INC
SOUTHPOINTE INDUSTRIAL PARK
160 TECHNOLOGY DR STE 101
CANONSBURG PA 15317-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 269.60

B. Less payment made with SIPC-6 filed (**exclude interest**) (188.12)

7-30-15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 81.48

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 81.48

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) #6335 $ 81.45

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beaconsfield Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of January, 20 16.

Secretary / Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,385,029
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2244906
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1048
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	31235
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 107,840
2e. General Assessment @ .0025	$ 269.60
	(to page 1, line 2.A.)

Beaconsfield Financial Services, Inc.

2015 Annual Audited Report